EXHIBIT 11
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended March 31		Nine Months Ended March 31
Amounts in millions except per share amounts	2013	2012	2013	2012
BASIC NET EARNINGS PER SHARE
Net earnings from continuing operations	$2,591	$2,433	$9,520	$7,104
Net earnings attributable to noncontrolling interests	$(25)	$(56)	$(83)	$(112)
Net earnings from continuing operations attributable to Procter & Gamble	$2,566	$2,377	$9,437	$6,992
Preferred dividends, net of tax benefit	$(54)	$(62)	$(176)	$(181)
Net earnings from continuing operations attributable to Procter & Gamble available to common shareholders	$2,512	$2,315	$9,261	$6,811
Net earnings from discontinued operations	$—	$34	$—	$133
Net earnings attributable to Procter & Gamble available to common shareholders	$2,512	$2,349	$9,261	$6,944

Basic weighted average common shares outstanding	2,741.5	2,745.8	2,741.8	2,752.8

Basic net earnings per common share - continuing operations	$0.92	$0.84	$3.38	$2.47
Basic net earnings per common share - discontinued operations	$—	$0.01	$—	$0.05
Basic net earnings per common share	$0.92	$0.85	$3.38	$2.52

DILUTED NET EARNINGS PER SHARE
Net earnings from continuing operations attributable to Procter & Gamble	$2,566	$2,377	$9,437	$6,992
Net earnings from discontinued operations	$—	$34	$—	$133
Net earnings attributable to Procter & Gamble	$2,566	$2,411	$9,437	$7,125

Basic weighted average common shares outstanding	2,741.5	2,745.8	2,741.8	2,752.8
Add potential effect of:
Conversion of preferred shares	115.6	123.4	117.7	124.4
Exercise of stock options and other unvested equity awards	73.6	68.6	68.1	67.7
Diluted weighted average common shares outstanding	2,930.7	2,937.8	2,927.6	2,944.9

Diluted net earnings per common share - continuing operations	$0.88	$0.81	$3.22	$2.37
Diluted net earnings per common share - discontinued operations	$—	$0.01	$—	$0.05
Diluted net earnings per common share	$0.88	$0.82	$3.22	$2.42